October 12, 2022

MXY Holdings Inc.
Long Beach, California

We hereby consent to the use in the Preliminary Offering Circular made pursuant to Regulation A (the "Circular") of our report dated March 3, 2022, relating to the consolidated financial statements of MXY Holdings Inc. (the "Company") formerly MXY Holdings LLC, which is contained in that Circular. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern due to recurring operating losses.

We also consent to the reference to us under the caption "Experts" in the Circular.

Macias Gini & O'Connell LLP

Sacramento, California

Macias Gini & O'Connell LLP
500 Capitol Mall, Suite 2200
Sacramento, CA 95814